Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec Biopharma reports fiscal full year 2017 financial results and provides operational update

Sydney, Australia, 29 August 2017: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (“Benitec” or “the Company”), a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or ‘expressed RNAi,’ today reported its consolidated financial results for the fiscal full year 2017, and highlighted recent progress in advancing its technology pipeline.

Highlights

•	FY17 net loss of A$5.7 million as compared to a net loss of A$24.8 million in FY16;

•	R&D grant income of $10.5m during FY17, an increase of A$6.9m compared to FY16;

•	Cash on hand of A$17.4 million at 30 June 2017;

•	Significant advancements of pipeline programs in fiscal fourth quarter including:

o	Oculopharyngeal muscular dystrophy (OPMD); selection of clinical candidate which had superior efficacy with a single vector system;

o	Retinal Disease program; initiation of in vivo proof of concept studies in a non-human primate model for wet age related macular degeneration; and

o	Hepatitis B program; superior results in viral suppression an in vivo model that supports active HBV infection, These data formed the basis of a pre-IND submission with US Food & Drug Administration for BB-103.

Greg West, Chief Executive Officer at Benitec, commented on today’s announcement: "We continue to advance a diversified pipeline of innovative therapeutics based on our gene-silencing technology across a wide range of disease indications with high unmet need. In the recent period, we reported a number of exciting developments in our OPMD program. The ability to ‘silence and replace’ the mutant gene associated with OPMD with constructs contained in a single vector system is a significant advancement for us.

We will be working with the the regulators and key opinion leaders in this field to advance BB-301, our OPMD therapeutic, into the clinic as quickly as possible. Looking forward, the upcoming financial year promises to be a pivotal year for Benitec with BB-401, our EGFR antisense therapeutic for the treatment of head and neck cancer, moving back into the clinic. Additionally, BB-301, our ‘silence and replace’ ddRNAi therapeutic for the treatment of OPMD, will be progressing towards an IND. These milestones further our goal of becoming a multi-product, clinical-stage company by the end of calendar year 2018. This is solid progress."

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Financial Results for the Quarter Ended June 30, 2017

Benitec reported a net loss of A$5.7m for the twelve months ended June 30, 2017 as compared to a net loss of A$24.8m for the twelve months ended June 30, 2016. The reduction in net loss of A$19.1m as compared to FY16 resulted from:

•	An increase in R&D grant income to $10.5m. This was comprised of a $6.3m grant received during the year for the 12 months ended 30 June 2016 and $4.2m relating to the inclusion of an estimation of the grant income for the year end June 30, 2017;

•	A reduction in R&D development costs of A$6.4m;

•	A reduction in employee and share based expenses of A$2.6m;

•	IPO cost of A$1.2m in FY16; and

•	A write-off of A$1.8m clinical trial prepayment in FY16.

As of June 30, 2017, Benitec had cash on hand of A$17.4m. This was a decrease of A$0.9m from June 30, 2016. The relatively small change between the two fiscal years was due to:

•	Benitec raising A$7.9m in two placements during the year; and

•	Operating cash outflow of A$8.3m comprising expenditure of $15.9m offset by government R&D grant received of $6.2m and other cash receipts of $1.4m.

Operational Highlights for the Quarter Ended June 30, 2017

BB-301: Orphan Disease (OPMD) Program

Human clinical trials planned for second half calendar year 2018

•	In April 2017, Benitec announced the publication of initial preclinical efficacy results from its OPMD collaboration with Royal Holloway University of London and the Institut de Myologie in Paris in Nature Communications. The key findings demonstrate that a ddRNAi approach to ‘silence and replace’ the mutant PABPN1 protein results in the correction of the muscular dystrophy and of key clinical features of OPMD, including a progressive atrophy and muscle weakness associated with nuclear aggregates of insoluble PABPN1. These data were generated in the A17 mouse model that expresses the mutant PABPN1 gene and mimics most of the features of human OPMD patients.

•	In August 2017, Benitec announced continued advancement of the OPMD orphan disease program with an innovative design to ‘silence and replace’ the disease-causing gene in a single vector system. This system has shown activity consistent with the dual vector system in which the ‘silence’ and ‘replace’ are delivered in separate vectors. Being a single product simplifies the regulatory process and reduces the complexity of the clinical strategy for BB-301. Benitec considers this a significant advancement not only for the OPMD program, but also in the potential treatment of other orphan diseases.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

BB-401/BB-501: Oncology (HNSCC) Program

Human clinical trials planned for first quarter calendar year 2018

•	In early 2018, Benitec plans to initiate a Phase 2 study for BB-401 in the treatment of patients with head and neck squamous cell carcinoma.

•	Development of a follow-on ddRNAi construct, termed BB-501, has now entered into pre-clinical testing in mouse xenograft models.

•	Epidermal growth factor receptor, the target for BB-401 and BB-501, is a key factor in many epithelial malignancies and its activity enhances tumour growth, invasion, and metastasis. Benitec intends to explore other potential indications, including rare cancers, in clinical development programs.

BB-201: Retinal disease (AMD) Program

•	Benitec continues to advance its program to treat retinal diseases in the recent period with the initiation of in vivo proof-of-concept studies in a non-human primate model in which the wetform of age-related macular degeneration (AMD) has been induced by the treatment of the retina with a laser. BB-201 expresses an shRNA designed to silence VEGF-a, VEGF-b and PlGF, three well validated targets known to contribute to the disease. In this study, Benitec is using several novel AAV capsids that have shown enhanced transduction of retina cell layers following the commercially friendly route of intravitreal injection, a technique currently used to deliver the standard of care drugs most commonly used to treat wet AMD.

•	Benitec plans to complete these proof-of-concept studies in 4Q calendar year 2017

BB-103: Infectious disease (HBV) Program

•	Benitec recently completed a pre-IND submission with the U.S. Food and Drug Administration for BB-103, its ddRNAi therapeutic for the treatment of hepatitis B (HBV). Feedback provided from the agency defined a clear and expeditious path towards the clinic.

•	Benitec is currently seeking partnerships to move the program into the clinic.

Upcoming Presentations

•	Benitec will present at the Rodman & Renshaw 19th Annual Global Investor Conference, being held September 10-12, 2017 in New York City. The Company’s presentation will take place on Tuesday, September 11 at 1:00pm EDT.

•	Benitec will give an oral presentation at the Cell & Gene Meeting on the Mesa conference being held October 4-6, 2017 in La Jolla, California.

•	Benitec and Royal Holloway University of London will give an oral presentation on ‘OPMD Gene Therapy’ at the 22nd International Congress of the World Muscle Society, being held October 3-7, 2017 in Saint Malo, France.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

•	Benitec plans to present data from its OPMD program at the European Society of Gene & Cell Therapy (ESGCT) 25th Annual Meeting, being held October 17-20, 2017 in Berlin, Germany.

Conference Call Information

Benitec management will provide an operational update, discuss fourth quarter 2017 results and expectations for the future, via conference call on Wednesday, August 30, 2017 at 8:00am AEST / Tuesday, August 29 at 6:00pm EDT. To access the call, please dial 1800-908-299 (Australia) or 1 855-624-0077 (U.S.) five minutes prior to the start time and refer to conference ID 768729. An archive of the webcast will remain available on Benitec’s website for 90 days beginning at approximately 10:30am AEST on August 30, 2017.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

Australia Investor Relations	United States Investor Relations

Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0191 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including OPMD, head & neck squamous cell carcinoma, retinal based diseases such as wet age-related macular degeneration, and hepatitis B. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com